

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

October 6, 2016

Jasmine Zhou
Chief Financial Officer
Changyou.com Limited
Changyou Building, Raycom Creative Industrial Park
No. 65 Bajiao East Road, Shijingshan District
Beijing 100043, People's Republic of China

> **Re:** **Changyou.com Limited**
> **Form 20-F for the fiscal year ended December 31, 2015**
> **Filed February 26, 2016**
> **File No. 001-34271**

Dear Ms. Zhou:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Craig D Wilson

Craig D. Wilson
Sr. Asst. Chief Accountant
Office of Information Technologies
and Services